UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2016
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended March 31, 2016.

2.	Management’s Discussion and Analysis for the three months ended March 31, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: May 3, 2016

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three months ended March 31, 2016
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2016	December 31, 2015
Assets
Current assets
Cash	$38,025	$32,351
Accounts receivable	18,646	24,736
Unbilled revenue	21,625	17,565
Inventories	4,158	2,575
Prepaid expenses and deposits	1,209	1,682
Assets held for sale	263	180
	83,926	79,089
Plant and equipment (net of accumulated depreciation of $196,699, December 31, 2015 – $188,398)	251,309	258,752
Other assets	5,705	6,077
Deferred tax assets	13,063	15,845
Total assets	$354,003	$359,763
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$18,806	$25,034
Accrued liabilities	8,750	6,768
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	457
Current portion of capital lease obligation	24,168	24,114
Current portion of long term debt (note 4(a))	15,889	5,962
	67,613	62,335
Long term debt (note 4(a))	30,729	41,606
Capital lease obligations	34,865	38,329
Other long term obligations	3,523	3,567
Deferred tax liabilities	42,131	42,308
	178,861	188,145
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2016 – 32,330,886 (December 31, 2015 – 33,150,281)) (note 7(a))	268,807	275,520
Treasury shares (March 31, 2016 - 1,518,380 (December 31, 2015 - 1,256,803))(note 7(a))	(6,617)	(5,960)
Additional paid-in capital	34,641	29,527
Deficit	(121,689)	(127,469)
	175,142	171,618
Total liabilities and shareholders’ equity	$354,003	$359,763
Subsequent events (note 4(b) and 11)
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2016	2015
Revenue	$78,513	$85,076
Project costs	24,950	31,947
Equipment costs	20,865	30,594
Depreciation	14,259	11,538
Gross profit	18,439	10,997
General and administrative expenses	7,321	8,411
Loss on disposal of plant and equipment	113	13
Gain on disposal of assets held for sale	(123)	(89)
Amortization of intangible assets	415	473
Operating income before the undernoted	10,713	2,189
Interest expense, net (note 6)	1,656	2,630
Foreign exchange loss (gain)	38	(43)
Income (loss) before income taxes	9,019	(398)
Income tax expense (benefit)
Current	—	2,118
Deferred	2,605	(2,012)
Net income (loss) and comprehensive income (loss)	6,414	(504)
Per share information
Net income (loss) - basic (note 7(b))	$0.20	$(0.01)
Net income (loss) - diluted (note 7(b))	$0.19	$(0.01)

Cash dividends per share (note 7(d))	$0.02	$0.02
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(504)	(504)
Exercised options	137	—	(54)	—	83
Stock-based compensation	—	3	17	—	20
Dividends	—	—	—	(659)	(659)
Share purchase program	(5,502)	—	3,120	—	(2,382)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(1,186)	—	—	(1,186)
Balance at March 31, 2015	$285,435	$(4,868)	$22,949	$(118,565)	$184,951

Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net income	—	—	—	6,414	6,414
Stock-based compensation	—	—	572	—	572
Dividends (note 7(d))	—	—	—	(634)	(634)
Share purchase program (note 7(c))	(6,713)	—	4,542	—	(2,171)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(657)	—	—	(657)
Balance at March 31, 2016	$268,807	$(6,617)	$34,641	$(121,689)	$175,142
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended
	March 31,
	2016	2015
Cash provided by (used in):
Operating activities:
Net income (loss)	$6,414	$(504)
Adjustments to reconcile to net cash from operating activities:
Depreciation	14,259	11,538
Amortization of intangible assets	415	473
Amortization of deferred financing costs (note 6)	112	234
Lease inducement paid on sublease	—	(69)
Loss on disposal of plant and equipment	113	13
Gain on disposal of assets held for sale	(123)	(89)
Stock-based compensation expense	997	235
Cash settlement of stock-based compensation	—	(268)
Other adjustments to cash from operating activities	25	22
Deferred income tax expense (benefit)	2,605	(2,012)
Net changes in non-cash working capital (note 8(b))	(4,791)	10,929
	20,026	20,502
Investing activities:
Purchase of plant and equipment	(3,924)	(10,091)
Additions to intangible assets	(108)	(200)
Proceeds on disposal of plant and equipment	34	86
Proceeds on disposal of assets held for sale	393	29,553
	(3,605)	19,348
Financing activities:
Repayment of Credit Facilities	(1,071)	(5,536)
Financing costs	8	—
Proceeds from option exercised	—	83
Dividend payment (note 7(d))	—	(688)
Share Purchase Programs (note 7(c))	(2,171)	(2,382)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	(657)	(1,186)
Repayment of capital lease obligations	(6,856)	(5,432)
	(10,747)	(15,141)
Increase in cash	5,674	24,709
Cash, beginning of period	32,351	956
Cash, end of period	$38,025	$25,665
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2016
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015.
The Company generally experiences a decline in revenues during the second quarter of each year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Mining revenues during the first quarter of each year are typically highest as ground conditions are most favorable for this type of work in the Company’s operating regions while civil construction revenues during the third and fourth quarter are typically highest as weather conditions are most favorable for this type of work during these seasons. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Interest - Imputation of Interest
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Amortization of the debt issuance costs are to be reported as interest expense. In August 2015, the FASB issued ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). The amendments in this update discuss debt issuance costs related to line-of-credit arrangements and recommend that an entity defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. This standard was retroactively adopted January 1, 2016 and resulted in $0.8 million at March 31, 2016 and $0.9 million at December 31, 2015 being reclassified from other assets and being presented as a deduction from the carrying amount of the related debt.
ii) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This standard was adopted January 1, 2016 and the adoption did not have an effect on the Company's consolidated financial statements.

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NOA

b) Issued accounting pronouncements not yet adopted
i) Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date which defers the effective date of ASU No. 2014-09 for all entities by one year, making these ASUs effective commencing January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08 clarifying the implementation guidance on principal versus agent considerations. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
ii) Financial Instruments - Overall
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in consolidation of the investee, to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
iii) Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which improves transparency and comparability among organizations by requiring lessees to recognize a lease liability and a corresponding lease asset for substantially all lease contracts. It also requires additional disclosures about leasing arrangements. This ASU will be effective commencing January 1, 2019, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
iv) Compensation - Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718). This accounting standard simplifies several aspects of the accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This ASU will be effective commencing January 1, 2017, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

6

4) Long term debt
a) Long term debt amounts are as follows:
Current:

	March 31, 2016	December 31, 2015
Credit Facility (note 4(b))	$5,962	$5,962
Series 1 Debentures	$9,927	$—
	$15,889	$5,962
Long term:

	March 31, 2016	December 31, 2015
Credit Facility (note 4(b))	$21,009	$22,020
Series 1 Debentures (note 4(c))	9,720	19,586
	$30,729	$41,606
b) Credit Facility

	March 31, 2016	December 31, 2015
Term Loan	$27,501	$28,572
Less: current portion	(5,962)	(5,962)
Less: deferred financing costs	(530)	(590)
	$21,009	$22,020
On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate, replacing the Fifth Amended and Restated Credit Agreement (the "Previous Credit Facility").
The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018. The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan ("Term Loan") to support the redemption of the Company's unsecured Series 1 Senior Debentures.
On April 4, 2016, the Credit Facility was amended to allow for the redemption of up to $10.0 million of the March 31, 2016 outstanding principal balance of 9.125% Series 1 Debentures, on or before May 31, 2016 and increased the Company's capital lease limit from $75.0 million to $90.0 million.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow as defined in the Credit Facility. There was an accelerated payment of $1.7 million required as a result of the 2015 annual sweep calculation, payable on April 29, 2016. This amount was recorded in the current portion of long term debt as at March 31, 2016 and December 31, 2015, respectively.
The Credit Facility provides a borrowing base determined by the value of account receivables, inventory, unbilled revenue and plant and equipment. Under the terms of the agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1. As at March 31, 2016, the Company was in compliance with the covenants.
As of March 31, 2016, there was $1.8 million in letters of credit issued under the Revolver and a $27.5 million unpaid balance for the Term Loan. The March 31, 2016 borrowing base allowed for a maximum draw of $86.4 million. At March 31, 2016, the Company’s unused borrowing availability under the Revolver was $57.1 million.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.

7

NOA

c) Series 1 Debentures

	March 31, 2016	December 31, 2015
Series 1 Debentures	$19,927	$19,927
Less: current portion	(9,927)	—
Less: deferred financing costs	(280)	(341)
	$9,720	$19,586
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
On March 23, 2016, the Company announced the decision to redeem $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis on April 27, 2016 for 100% of the principal amount, plus accrued and unpaid interest.
5) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair value of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $27.5 million at March 31, 2016 and $28.6 million at December 31, 2015, the fair value amounts due under the Credit Facility are not significantly different than the carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$59,033	$54,984	$62,443	$57,976
Series 1 Debentures (ii)	Level 1	19,927	19,877	19,927	19,927

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.
6) Interest expense, net

	Three months ended
	March 31,
	2016	2015
Interest on capital lease obligations	$769	$874
Amortization of deferred financing costs	112	234
Interest on Credit Facility	364	205
Interest on Series 1 Debentures	455	1,340
Interest on long term debt	$1,700	$2,653
Other interest income	(44)	(23)
	$1,656	$2,630

8

7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(261,577)	(261,577)
Retired through Share Purchase Program (note 7(c))	(819,395)	—	(819,395)
Issued and outstanding at March 31, 2016	32,330,886	(1,518,380)	30,812,506
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled.
b) Net income (loss) per share

	Three months ended
	March 31,
	2016	2015
Net income (loss)	$6,414	$(504)

Weighted average number of common shares	31,681,357	34,528,845
Dilutive effect of treasury shares	1,518,380	—
Weighted average number of diluted common shares	33,199,737	34,528,845

Basic net income (loss) per share	$0.20	$(0.01)
Diluted net income (loss) per share	$0.19	$(0.01)
For the three months ended March 31, 2016, there were 1,436,408 stock options and $nil treasury shares which were anti-dilutive and therefore were not considered in computing diluted earnings per share (for the three months ended March 31, 2015 – 1,659,300 stock options and 916,443 treasury shares, respectively).
c) Share purchase programs
On March 18, 2016, the Company commenced a normal course issuer bid for up to 1,657,514 voting common shares (the "Purchase Program") in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. As at March 31, 2016, 819,395 voting common shares had been retired, resulting in a reduction of $6,713 to common shares and an increase to additional paid-in capital of $4,542.
On December 18, 2014, the Company commenced a normal course issuer bid purchasing and subsequently canceling 1,771,195 voting common shares (the "2014 NCIB"), in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. During the three months ended March 31, 2015, the Company purchased and subsequently cancelled 620,000 voting common shares resulting in a reduction of $5,502 to common shares and an increase to additional paid-in capital of $3,120. As at March 31, 2015, a total of 1,120,000 common shares had been purchased and subsequently cancelled in the normal course. In June 2015, the Company completed the 2014 NCIB purchasing and subsequently cancelling 651,195 common shares.
d) Dividends
On February 16, 2016, the Company declared its first quarter 2016 dividend of $0.02 per share payable to shareholders of record as of March 4, 2016. At March 31, 2016, the dividend payable of $634 was included in accrued liabilities and was subsequently paid to shareholders on April 8, 2016.

9

NOA

8) Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2016	2015
Cash paid during the period for:
Interest	$1,151	$1,152
Cash received during the period for:
Interest	44	23
Non-cash transactions:
Addition of plant and equipment by means of capital leases	3,446	2,762
Reclass from plant and equipment to assets held for sale	(353)	(232)
Acquisition of plant and equipment by means of an exchange of equipment	3,710	—
Disposal of plant and equipment by means of an exchange of equipment	(3,710)	—
Non-cash working capital exclusions:
Net decrease in accounts payable related to purchase of plant and equipment	—	(5,065)
Net decrease in accounts payable related to change in the lease inducement payable on the sublease	—	(69)
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	—	8
Net increase in accrued liabilities related to current portion of RSU liability	110	7
Net increase (decrease) in accrued liabilities related to current portion of DSU liability	294	(11)
Net decrease in accrued liabilities related to the current portion of the senior executive stock options	—	(21)
Net increase (decrease) in accrued liabilities related to dividend payable	634	(29)
b) Net change in non-cash working capital

	Three months ended
	March 31,
	2016	2015
Operating activities:
Accounts receivable	$6,090	$16,388
Unbilled revenue	(4,060)	15,217
Inventories	(1,583)	1,019
Prepaid expenses and deposits	503	539
Accounts payable	(6,228)	(26,522)
Accrued liabilities	944	1,867
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(457)	2,421
	$(4,791)	$10,929
9) Customers
The Company's top three customers represent 92% of total revenues for the three months ended March 31, 2016 (the same three customers represented 87% of total revenues for the three months ended March 31, 2015).
10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claim revenue to the extent of costs incurred for the three months ended March 31, 2016 of $nil (three months ended March 31, 2015 - $nil). Claims revenue classified as unbilled revenue at March 31, 2016 was $7.1 million and at December 31, 2015 was $7.1 million.
11) Subsequent event
On May 3, 2016, the Company signed an agreement to enter into a financing arrangement for four large capacity haul trucks with one of the Company's leasing facility providers. The Company will receive $4.7 million in cash when the transaction closes.

10

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three months ended March 31, 2016

Management’s Discussion and Analysis
For the three months ended March 31, 2016
A. EXPLANATORY NOTES
May 3, 2016
The following Management’s Discussion and Analysis ("MD&A") is as of May 3, 2016 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended March 31, 2016 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2015, together with our annual MD&A for the year ended December 31, 2015. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Piling Business EBITDA", "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and Gross profit margin
Gross profit is defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain/loss on asset sales. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

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We believe that Consolidated EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews Consolidated EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain annual and cumulative profitability thresholds being achieved from the use of the assets and liabilities over the three years subsequent to the sale. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate G&A costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Total Debt
Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility; (iii) Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
Net Debt is defined as Total Debt less cash recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
Free cash flow is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

B. SIGNIFICANT BUSINESS EVENTS
John T. Ryan National Safety Award
On May 2, 2016, our Kearl Lake Mine site was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in recognition of our outstanding safety record during the 2015 calendar year.
CIM is the leading technical society for professionals connected with the global minerals and materials industry. For over a century, CIM has driven the development and exchange of ideas and technological advancements. Today, CIM has more than 15,000 members, 10 technical societies and over 40 branches comprising a vast network of professionals hailing from industry, academia and government.
The John T. Ryan National Safety Trophy, awarded annually since 1941, is the CIM award of excellence given to a Canadian mine or mine unit in a given category which experiences the lowest accident frequency during the calendar year. Three national trophies are given each year, one each to a metal mine, a coal mine and a select mine. The John T. Ryan National Safety Award is the most prestigious safety award in the Canadian mining industry. This is the first time we have been recognized by CIM for our outstanding safety performance.
With 790,808 hours worked at the Kearl mine during 2015, we achieved a reportable injury rate of zero. We can proudly take our place amongst the five other mines in Canada that also achieved a zero recordable injury rate in 2015 - Mosaic Potash Belle Plaine (Saskatchewan); Mosaic Potash Esterhazy (Saskatchewan); DeBeers Canada Victor Mine (Ontario); Potash Corp (New Brunswick); and the Vale Canada Limited's Voisey's Bay Mine (Newfoundland and Labrador). Noticeably, we are the only contractor in the Canadian oilsands to have achieved this goal.
Credit Facility
On April 4, 2016 we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the Credit Facility) with our existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of our Series 1 Debentures on or before May 31, 2016 and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
Redemption of Series 1 Debentures
On March 23, 2016, we announced the decision to redeem approximately $9.9 million of our Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis on April 27, 2016 for 100% of the principal amount, plus accrued and unpaid interest. The redemption brought our outstanding Series 1 Debentures balance to $10.0 million.
With $7.0 million of the redemptions being financed through the lower cost Credit Facility and the remainder being financed with available cash, we expect to realize $0.6 million in annual savings on our interest expense from this transaction.s
Normal Course Issuer Bid
On March 18, 2016, we commenced a normal course issuer bid ("NCIB") for the purchase and cancellation of up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as at March 14, 2016.
The NCIB will terminate no later than twelve months from the date of the first purchase under such program. All purchases of shares in the United States will be made in compliance with Rule 10b -18 under the U.S. Securities Exchange Act of 1934. The safe harbor conditions of Rule 10b -18 limit the number of shares that can be purchased per day in the United States. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day in the United States will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
We believe that the current market price of our shares does not fully reflect our underlying value. In our view, a repurchase and cancellation of shares would be in the best interest of our shareholders. The purchase would both

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increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.
As at March 31, 2016, we have purchased and subsequently cancelled 819,395 voting common shares at a weighted average price of US$1.97 per share.
Equipment Financing
To enhance our financial flexibility, subsequent to March 31, 2016, we signed a financing arrangement with one of our leasing facility providers using four of our large capacity haul trucks as security. When the financing closes, we will receive $4.7 million in cash.

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$78,513	$85,076	$(6,563)
Project costs	24,950	31,947	(6,997)
Equipment costs	20,865	30,594	(9,729)
Depreciation	14,259	11,538	2,721
Gross profit	$18,439	$10,997	$7,442
Gross profit margin	23.5%	12.9%	10.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,324	8,176	(1,852)
Stock-based compensation expense	997	235	762
Operating income	10,713	2,189	8,524
Interest expense	1,656	2,630	(974)
Net income (loss)	6,414	(504)	6,918
Net income (loss) margin	8.2%	(0.6)%	8.8%
EBITDA(1)	25,349	14,243	11,106
Consolidated EBITDA(1)	25,911	14,802	11,109
Consolidated EBITDA margin	33.0%	17.4%	15.6%

Per share information
Net income (loss) - Basic	$0.20	$(0.01)	$0.21
Net income (loss) - Diluted	$0.19	$(0.01)	$0.20

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2016	2015
Net income (loss)	$6,414	$(504)
Adjustments:
Interest expense	1,656	2,630
Income tax expense	2,605	106
Depreciation	14,259	11,538
Amortization of intangible assets	415	473
EBITDA	25,349	14,243
Adjustments:
Loss on disposal of plant and equipment	113	13
Gain on disposal of assets held for sale	(123)	(89)
Equity classified stock-based compensation expense	572	279
Consolidated EBITDA	$25,911	$14,802
Analysis of Consolidated Three Month Results
Revenue
For the three months ended March 31, 2016, revenue was $78.5 million, down from $85.1 million in the same period last year. Revenue was down due to the continuing effect of low crude oil pricing on customer spending and unfavorable weather conditions which limited our winter work program to night shifts during certain abnormally warm days. Mine support activity at the Kearl, Mildred Lake and Horizon mines combined with overburden removal and tailings pond support activities at the Millennium mine mitigated the completion of a site development project on the Kearl mine that had just ramped up to full production early last year. Reclamation activity, awarded at the Aurora mine in the current year fell short of the reclamation volumes performed last year at the Mildred Lake and Horizon mines. The prior year volumes also included overburden removal activity under a long-term contract at the Horizon mine, which were completed June 30, 2015.

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Gross profit
For the three months ended March 31, 2016, gross profit was $18.4 million, or 23.5% of revenue, up from $11.0 million, or 12.9% of revenue, in the same period last year. The higher gross profit and gross profit margin in the current quarter is primarily a result of lower equipment costs, which dropped by $9.7 million resulting in a gross profit margin increase of 10.6% compared to the prior year. The lower equipment costs were driven from improvements to our preventative maintenance program, which increased equipment operating capacity between scheduled equipment servicing with a resulting deferral of servicing costs to future quarters; warmer temperatures that lowered our costs from equipment idle time and extreme weather breakdown maintenance typically experienced in the quarter; technical and methodology related innovations, which helped us improve our equipment hauling capacity and utilization during less than ideal winter work operating conditions; and a reduction in our shop overhead costs realized from cost savings initiatives. Contributing to the improved gross profit and gross profit margin was a reduction in project costs, driven by a reduction in project overheads and an improvement to project efficiencies, partly as a result of our ability to achieve very effective project plans on our winter work.
The lower equipment and project costs were partially offset by higher depreciation charges, driven by an increased demand for our larger capacity equipment fleet. For the three months ended March 31, 2016, depreciation was $14.3 million, up from $11.5 million in the same period last year.
Operating income
For the three months ended March 31, 2016, we recorded operating income of $10.7 million, compared to $2.2 million recorded for the same period last year. General and administrative expense, excluding stock-based compensation, was $6.3 million for the quarter, down from $8.2 million for the same period last year. Current year expense reflects the benefits gained from restructuring and cost-saving initiatives implemented over the past year, partially offset by $0.2 million in restructuring charges and a $0.4 million increase in short-term incentive program expense. The prior year expense includes $1.4 million in restructuring charges.
Stock-based compensation expense increased $0.8 million compared to the prior year driven by an increase in the share price during the current quarter.
Net income (loss)
For the three months ended March 31, 2016, we recorded a $6.4 million net income (basic income per share of $0.20 and diluted income per share of $0.19), compared to $0.5 million net loss (basic and diluted loss per share of $0.01) recorded for the same period last year. The net income tax expense recorded in the current period was affected by the increase in the province of Alberta's corporate tax rate, enacted in 2015. The variance between the basic and diluted income per share in the current period and the basic and diluted loss per share in the prior period is partially affected by the reduction in issued and outstanding common shares (32,330,886 as at March 31, 2016 compared to 34,333,996 outstanding voting common shares as at March 31, 2015). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

Non-Operating Income and Expense

	Three months ended
	March 31,
(dollars in thousands)	2016	2015	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$455	$1,340	$(885)
Interest on Credit Facility	364	205	159
Interest on capital lease obligations	769	874	(105)
Amortization of deferred financing costs	112	234	(122)
Interest on long term debt	$1,700	$2,653	$(953)
Other interest (income) expense	(44)	(23)	(21)
Total interest expense	$1,656	$2,630	$(974)
Foreign exchange loss (gain)	38	(43)	81
Income tax expense	2,605	106	2,499
Interest expense
Total interest expense was $1.7 million during the three months ended March 31, 2016, down from $2.6 million in the prior year.
Interest on our Series 1 Debentures dropped to $0.5 million during the three months ended March 31, 2016 from $1.3 million in the corresponding period last year as a result of the redemption and repurchase of $38.8 million of Series 1 Debentures during the prior year.
Interest on our Credit Facility increased to $0.4 million during the three months ended March 31, 2016, from $0.2 million in the prior year as a result of the initial $30.0 million borrowing under the term loan of our Credit Facility, as part of the aforementioned Series 1 Debenture redemption and repurchase, offset by reduced pricing negotiated in July 2015.
Interest on capital lease obligations of $0.8 million in the three months ended March 31, 2016 was lower than the previous period. The lower current quarter interest resulted from a reduction in capital lease obligations as compared to the previous year and favorable pricing secured during recent lease additions. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Amortization of deferred financing costs decreased to $0.1 million during the three months ended March 31, 2016, from $0.2 million in the prior year as a result of prior year partial write-offs of deferred financing costs related to the aforementioned Series 1 Debenture redemption and repurchase activity.
Foreign exchange loss (gain)
The foreign exchange losses and gains relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended March 31, 2016, we recorded no current income tax expense and a deferred income tax expense of $2.6 million, providing a net income tax expense of $2.6 million. This compares to a current income tax expense of $2.1 million and a deferred income tax benefit of $2.0 million for a net income tax expense of $0.1 million recorded for the same period last year. The prior year current income tax expense was a result of the settlement from the sale of contract equipment fleet to Canadian Natural.
Income tax as a percentage of taxable income for the three months ended March 31, 2016 differs from the statutory rate of 26.00% primarily due to permanent tax differences resulting from stock-based compensation, the estimated impact of the corporate tax rate increase in the province of Alberta, and book to filing differences. Income tax as a percentage of taxable income for the three months ended March 31, 2015 differs from the statutory rate of 25.18% primarily due to permanent tax differences resulting from stock-based compensation expense and book to filing differences.

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Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change orders; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014
Revenue	$78.5	$65.0	$66.8	$64.4	$85.1	$113.2	$134.7	$116.2
Gross profit	18.4	9.0	7.4	4.6	11.0	10.1	16.8	9.3
Operating income (loss)	10.7	0.5	1.0	(0.8)	2.2	1.0	9.7	(2.2)
Consolidated EBITDA	25.9	13.5	12.2	8.1	14.8	17.0	22.0	10.2
Net income (loss)	6.4	(0.7)	(2.1)	(4.1)	(0.5)	(2.0)	4.8	(4.1)
Income (loss) per share - basic(i)	$0.20	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.14	$(0.12)
Income (loss) per share - diluted(i)	$0.19	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.13	$(0.12)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2015.
Claims and Change Orders
For the three months ended March 31, 2016, we had no claims revenue recognized to the extent of costs incurred.
As at March 31, 2016, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet. This compares to $7.1 million of unresolved claims and change orders recorded for the year ended December 31, 2015. We are working with our customers in accordance with the dispute resolution terms of our contracts to come to agreement on additional amounts, if any, to be paid to us with respect to these unresolved claims.
For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2015.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses.
As part of the sale we had the opportunity to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and Liabilities sold in the three years following the transaction. We have completed our review of the Keller Group Profits for the first two post-transaction years and verified that the Purchaser had not achieved the prescribed profitability thresholds. Further, because the third year threshold is cumulative, the failure to meet the thresholds in the first two years makes it very unlikely that thresholds will be met in the third year. As such, we have determined that it is very unlikely that we will realize any of the potential proceeds.s
D. OUTLOOK
Several previous deep cyclical downturns in the oil industry have had fairly swift 'v' shaped recoveries and although this one started abruptly, we now believe that it will last well into 2017. Rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil.s Evidence of this rebalancing continues to mount and has helped to support the current price of oil at around US$40/bbl, despite a disappointing, but hardly unexpected, outcome to a recent OPEC meeting called to discuss a production freeze with Russia.
Coincidental with the downturn there has been a dramatic change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that we should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.s
In response to the downturn we expect our oil sands customers to continue to grow their production in order to dilute operating costs per barrel.s While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating the equivalent of two or three incremental mines as they were originally conceived.s Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address.s It is also noteworthy that in addition to the planned production increases, some of our oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.
In oil sands mining, we have just completed our winter earthworks program and despite some much warmer weather than usual, especially in the second half of March, we managed to achieve good operating results. Very safe and effective execution, together with some technical and methodology related innovations helped drive a decent head-start to the year. This spring-summer construction season in oil sands mining is likely to be extremely challenging though, due to an early start to spring break-up, maintenance related mine shut downs, and reduced customer spending. We fully expect that the second quarter will mark the low point for our revenues in this cyclical downturn.s We do have some base load of awarded projects and recurring work and will look to build on this with tendered work, especially for the third quarter.s
We expect an active estimating year in oil sands mining as in addition to the re-tendering of a 5 year earthworks Master Service Agreement ("MSA"), we also will have opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet. We expect these newly outsourced opportunities to potentially increase our recurring services work by around $40 million per annum.s Meanwhile, in the non-mining oil sands sector, we continue to anticipate oil price related deferred construction spend on SAGD and non-mining areas and expect that trend to continue through 2016.s
In the other resource industries such as coal, iron ore, diamonds, base metals, and precious metals, we continue to see reductions in spending due to commodity pricing and project financing difficulties. Although we are actively pricing an earthworks project for a northern diamond mine and expect some minor activity for operations that have permits and financing in place, overall as a sector we do not anticipate significant operating contributions from the resource sector in 2016.s
Our business development work in the Infrastructure sector in 2015 helped us build on our strategy to secure diversified revenue. We completed our first major provincial road job, formed a strong partnership and qualified as one of four teams tendering on the BC Hydro Site C earthworks project, formed another partnership for pre-qualification on Calgary Ring Road project, and have been actively bidding, building relationships with potential partners, and developing systems for more effective tracking of federal, provincial and municipal infrastructure projects.
We continue to see the infrastructure sector as a positive opportunity and are actively pursuing both major and minor infrastructure projects across Canada. In major infrastructure projects we seek to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-

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perform the earthworks while also contributing to the overall project management team. When our project team is not awarded the work, we continue to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). Such is the case for our Site C earthworks and Calgary Ring Road projects. We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.s
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.s
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work.s Our clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2016, we had approximately 142 salaried employees and approximately 721 hourly employees in our Western Canadian operations. Of the 721 hourly employees, approximately 615 employees are union members and work under collective bargaining agreements. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 700 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955 which ensures labour stability through to 2020. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA") which recently expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project specific term with a no-strike/no-lockout clause for long term work, while negotiations continue. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s

F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW

	Three months ended
	March 31,
(dollars in thousands)	2016	2015	Change
Cash provided by operating activities	$20,026	$20,502	$(476)
Cash (used in) provided by investing activities	(3,605)	19,348	(22,953)
Cash used in financing activities	(10,747)	(15,141)	4,394
Net increase in cash	$5,674	$24,709	$(19,035)
Operating activities
Cash provided (used) from the net change in non-cash working capital specific to operating activities

	Three months ended
	March 31,
	2016	2015
Operating activities:
Accounts receivable	$6,090	$16,388
Unbilled revenue	(4,060)	15,217
Inventories	(1,583)	1,019
Prepaid expenses and deposits	503	539
Accounts payable	(6,228)	(26,522)
Accrued liabilities	944	1,867
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(457)	2,421
	$(4,791)	$10,929
Cash provided by operating activities for the three months ended March 31, 2016 was $20.0 million compared to $20.5 million cash provided by operating activities in the three months ended March 31, 2015. The slight decrease in cash flow in the current period is a result of improved profitability offset by a $4.8 million use of cash for the increase of working capital, driven by the timing delays in billings as reflected in the increase in unbilled revenue for the quarter, timing of tire purchases to inventory and the net timing of collections and settlement of accounts payable. Increased cash flow in the prior period was primarily a result of a $10.9 million contribution from the decrease of working capital, primarily driven by the settlement of the Canadian Natural contract equipment sale.
Investing activities
Cash used in investing activities for the three months ended March 31, 2016 was $3.6 million, compared to cash provided by investing activities of $19.3 million for the three months ended March 31, 2015. Current period investing activities included $4.0 million for the purchase of plant and equipment and intangible assets, partially offset by $0.4 million cash received on the disposal of plant and equipment and assets held for sale. Prior year investing activities included $29.6 million cash received on the disposal of plant and equipment and assets held for sale which was primarily related to the Canadian Natural contract fleet sale offset by $10.3 million for the purchase of plant and equipment and intangible assets.
Financing activities
Cash used in financing activities during the three months ended March 31, 2016 was $10.7 million driven by $1.1 million Credit Facility repayments, $6.9 million in capital lease obligation repayments, $2.2 million for the purchase and subsequent cancellation of common shares and $0.7 million for treasury share purchases. Cash used in financing activities for the three months ended March 31, 2015 was $15.1 million, driven by $5.5 million of Credit Facility repayments, $5.4 million in capital lease obligation repayments, $2.4 million for the purchase and subsequent cancellation of common shares and $1.2 million of treasury share purchases. There was no cash used for dividend payments in the current period, compared to $0.7 million used in the prior period, due to a change in timing of scheduled quarterly dividend payments between the two periods.

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LIQUIDITY
As at March 31, 2016, we had $38.0 million in cash and $57.1 million unused borrowing availability on the Revolver (unused Revolver borrowing availability is limited by the Credit Facility's borrowing base) for a total liquidity of $95.1 million (defined as cash plus available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility (amended April 4, 2016), our capital lease borrowing is limited to $90.0 million. As at March 31, 2016 we have $31.0 million in unused capital lease borrowing availability under the terms of our amended Credit Facility. There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.
Summary of Consolidated Financial Position

	March 31, 2016	December 31, 2015	Change
Cash	$38,025	$32,351	$5,674
Current working capital assets
Accounts receivable	$18,646	$24,736	$(6,090)
Unbilled revenue	21,625	17,565	4,060
Inventories	4,158	2,575	1,583
Prepaid expenses and deposits	1,209	1,682	(473)
Assets held for sale	263	180	83
Current working capital liabilities
Accounts payable	(18,806)	(25,034)	(6,228)
Accrued liabilities	(8,750)	(6,768)	1,982
Billings in excess of costs	—	(457)	(457)
Total net current working capital (excluding cash)	$18,345	$14,479	$3,866
Intangible assets	2,867	3,174	(307)
Plant and equipment	251,309	258,752	(7,443)
Total assets	354,003	359,763	(5,760)
Capital lease obligations (including current portion)	(59,033)	(62,443)	3,410
Credit Facility (including current portion)(1)	(27,501)	(28,572)	1,071
Series 1 Debentures (including current portion)(1)	(19,927)	(19,927)	—
Total Debt*	(106,461)	(110,942)	4,481
Total long term financial liabilities ‡	(66,404)	(83,112)	16,708
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1) Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
As at March 31, 2016, we had $0.2 million in trade receivables that were more than 30 days past due, up from $0.1 million at December 31, 2015. At March 31, 2016 and at December 31, 2015, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at March 31, 2016, we had $7.1 million of unresolved claims and change orders recorded on our balance sheet ($7.1 million as at December 31, 2015). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at March 31, 2016 and December 31, 2015, there were no outstanding holdback balances.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Cash used for net sustaining capital expenditures (expenditures net of proceeds) for the three months ended March 31, 2016 was $3.6 million ($5.0 million for the same period in 2015). The net sustaining capital expenditures amount excludes proceeds on the buyout and sale of equipment financed through operating leases and changes in non-cash working capital related to investing activities. The prior year net sustaining capital expenditure amount also excludes the cash received from the sale of contract-specific assets to Canadian Natural. We did not use cash in either year for growth capital expenditures.
In order to maintain a balance of owned and leased equipment, we finance a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases during the three months ended March 31, 2016 were $3.4 million (three months ended March 31, 2015 were $2.8 million).
As discussed in "Significant Business Events - Equipment Financing", to enhance our financial flexibility we signed a letter of intent on April 4, 2016, to enter into a financing arrangement with one of our leasing facility providers using four large capacity haul trucks as security. When the financing closes, we expect to receive $4.6 million in cash and record an equivalent amount as a capital lease liability from this equipment financing transaction.s
We anticipate our annual net capital expenditures for 2016 to be approximately $25.0 million to $35.0 million, driven by equipment replacement and capital maintenance requirements. We intend to continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2015.
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments unless otherwise noted, as at March 31, 2016.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2016	2017	2018	2019	2020 and after
Series 1 Debentures (i) (iii)	$19,927	$9,927	$10,000	$—	$—	$—
Credit Facility (ii)	27,501	4,891	4,284	18,326	—	—
Capital leases (including interest)	63,301	20,765	18,430	16,382	5,409	2,315
Equipment and building operating leases	26,262	2,879	3,909	4,297	3,740	11,437
Supplier contracts	7,795	4,623	3,172	—	—	—
Total contractual obligations	$144,786	$43,085	$39,795	$39,005	$9,149	$13,752
(i) The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
(iii) The Series 1 Debentures payable in 2016 is related to the early redemption scheduled to occur on April 27, 2016.

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Our total contractual obligations of $144.8 million, as at March 31, 2016, have decreased from $151.3 million as at December 31, 2015 primarily as a result of scheduled payments of our Credit Facility, capital leases and building operating leases. For a full discussion on the Revolver see "Credit Facility", below, and for a discussion on Series 1 Debentures see "Securities and Agreements" below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares. On February 16, 2016, we declared a first quarter 2016 dividend of $0.02 per share totaling $0.6 million. At March 31, 2016, the dividend payable was included in accrued liabilities and was subsequently paid on April 8, 2016.
On June 12, 2014, we entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under our equity classified RSU and PSU long-term incentive plans are to be settled. From time to time, we provide funding to the trustee to acquire these shares to meet our incentive plan commitments.
On March 18, 2016, we commenced a normal course issuer bid in the United States through the facilities of the New York Stock Exchange ("NYSE"), to purchase up to 1,657,514 voting common shares, which at the time the issuer bid commenced, represented approximately 5% of the issued and outstanding voting common shares. Under the normal course issuer bid we have purchased and subsequently cancelled 819,395 voting common shares.
For a complete discussion of the trust share purchases and US share purchase program see "Securities and Agreements" in this MD&A. For a complete discussion on our normal course issuer bid see "Significant Business Events" in this MD&A.
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolver (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan (the "Term Loan") to support the redemption and repurchase of our Series 1 Debentures.
On April 4, 2016 we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the Credit Facility) with our existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of our Series 1 Debentures on or before May 31, 2016 ($19.9 million of Series 1 Debentures remained outstanding as at March 31, 2016) and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments. The Term Loan repayments proportionately reduce the total available borrowing under the Term Loan of the Credit Facility.
The Credit Facility provides a borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment.
Under the terms and duration of the agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, meanwhile the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1.

•	The Senior Leverage Cover Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.
•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current taxes based on our income and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior Unsecured Debentures if repaid by us), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for us for such period in conformity with GAAP.

As at March 31, 2016, we were in compliance with the Credit Facility covenants. The 2015 annual sweep of consolidated excess cash flow calculation identified the requirement for us to make a $1.7 million accelerated payment on the Term Loan, payable on April 29, 2016. This amount is recorded in the current portion of long term debt.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
Borrowing activity under the Credit Facility
As of March 31, 2016, there was $1.8 million issued and undrawn letters of credit under the Revolver and a $27.5 million unpaid balance for the Term Loan. The March 31, 2016 borrowing base allowed for a maximum draw of $86.4 million, limiting our unused borrowing availability against the Revolver to $57.1 million.
As at December 31, 2015, there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability against the Revolver to $52.8 million.
For a complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2015.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On March 18, 2016, we commenced a normal course issuer bid for up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. During the three months ended March 31, 2016, we purchased and subsequently cancelled 819,395 voting common shares. The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$1.97 per share.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at April 30, 2016, there were 32,330,886 voting common shares outstanding, which included 1,531,261 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (32,330,886 common shares, including 1,518,380 common shares classified as treasury shares at March 31, 2016). We did not have non-

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voting common shares outstanding on any of the foregoing dates. Additionally, as at March 31, 2016, there were an aggregate of 1,420,240 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,420,240 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2015.
9.125% Series 1 Debentures
On March 23, 2016, we announced the decision to redeem $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis on April 27, 2016 for 100% of the principal amount, plus accrued and unpaid interest. This transaction brings our outstanding Series 1 Debentures balance to $10.0 million.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2015.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of March 31, 2016 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three months ended March 31, 2016 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU will be effective commencing January 1, 2018. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718). This ASU will be effective commencing January 1, 2017, with early adoption permitted. We are currently assessing the impact that the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our Consolidated Financial Statements for the three months ended March 31, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2015.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	Our expectation that we will realize $0.6 million in annual savings on our interest expense from the redemption of $9.9 million principal value of Series 1 Debentures.

•
The expectation that, while it is possible that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale, it is very unlikely that any portion of such proceeds will be realized.

•
The belief that the current downturn in the oil industry will last well into 2017, that rebalancing of supply will likely gather pace during 2016 but that it will take several quarters to have a meaningful impact on the price of oil.

•	The belief that we should see significantly increased expenditure on infrastructure projects by the federal and provincial governments in the medium term.

•	The expectation that our oil sands clients will continue to grow their production in order to dilute operating costs per barrel.

•	The expectation that there will be no new oil sands mines announced until oil prices are much higher.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	Our belief that the second quarter will mark the low point for our revenues in this cyclical downturn.

•	Our expectation that we will build on our base load of awarded projects and recurring work with tendered work over next few months.

•
Our expectation of having an active estimating year in oil sands mining, with the re-tendering of a 5 year earthworks Master Service Agreement and the opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet, with the expectation that such

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newly outsourced opportunities will potentially increase recurring services work by around $40 million per annum.

•	Our belief that oil price related deferred construction spend on SAGD and non-mining areas will continue through 2016.

•	Our expectation of some minor activity, but no significant operating contributions, with respect to the resource sector in 2016.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately price and risk work as subcontractor.

•
Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•	Our belief that we will be able to improve operating performance in order to maintain, or grow, our share of available work.

•	Our expectation that we will not experience a strike or lockout.

•
Our anticipation that we will have enough cash from operations to fund our planned annual capital spending program and meet current and future working capital, debt servicing and dividend payment requirements for the remainder of this year, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•
Our anticipation that our annual net capital expenditures for 2016 will be approximately $25.0 million to $35.0 million and that we will continue leveraging our capital lease facilities to limit the amount of cash used for the equipment replacement requirements.

•	Our expectation that we will receive $4.7 million in cash proceeds from the financing transaction relating to four large haul trucks entered into on April 4, 2016.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	that the Piling Business EBITDA for 2016 will not dramatically exceed the Piling Business EBITDA for 2014 and 2015;

•	continuing demand for construction services, including in non-oil sands projects;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil prices do not rise significantly in the short term such that a recovery takes places more quickly than anticipated;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2015 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2015 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when

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purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At March 31, 2016, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At March 31, 2016, we had $27.5 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2015 – $28.6 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2015, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2016.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 3, 2016

/s/ Martin Ferron
President and Chief Executive Officer

NOA

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended March 31, 2016.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2016 and ended on March 31, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 3, 2016

/s/ Rob Butler
Vice President, Finance